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December 1, 2005
VIA EDGAR
Jessica Livingston
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TD Banknorth Inc. Amendment No. 1 to Registration Statement on Form S-4 filed October 28, 2005 Commission File No. 333-128628

Form 10-Q for the Fiscal Quarter Ended September 30, 2005 filed November 9, 2005

Form 10-Q for the Fiscal Quarter Ended June 30, 2005 filed August 9, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2005 filed May 16, 2005 Commission File No. 000-51179

Form 10-K/A for the Fiscal Year Ended December 31, 2004 filed March 7, 2005 Commission File No. 001-31251
Dear Ms. Livingston,
     Attached for filing on behalf of TD Banknorth Inc. (“TD Banknorth”) is Pre-Effective Amendment No.2 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed pursuant to the requirements of Regulation S-T. The Form S-4 contains the solicitation materials to be used by TD Banknorth and Hudson United Bancorp (“Hudson United”) in connection with special meetings of shareholders, at which shareholders of TD Banknorth and Hudson United will consider and vote upon an Agreement and Plan of Merger, dated as of July 11, 2005. The merger agreement provides, among other things, the terms and conditions under which Hudson United will merge with and into TD Banknorth.

Jessica Livingston
December 1, 20005

     For your convenience, we will deliver separately to the staff marked copies of the Amendment, which have been marked to show changes made to the registration statement from Pre-Effective Amendment No. 1 to the Form S-4, as well as unmarked copies of the Amendment.
     The Amendment reflects responses to the comments of the staff contained in a letter to William J. Ryan, Chairman, President and Chief Executive of TD Banknorth, dated November 21, 2005. For the staff’s convenience, each comment is repeated and addressed seriatim below.
Form S-4
General
1.	Please update the filing to specifically incorporate the September 30, 2005 Forms 10-Q for TD Banknorth and Hudson United, and to include updated accountants’ consents.

The filing has been updated to specifically incorporate by reference the quarterly reports on Form 10-Q filed by TD Banknorth and Hudson United for the three months ended September 30, 2005. Updated accountants’ consents are included as exhibits to the filing.

2.	Please change your reference to the “stockholders agreement” to indicate that the agreement is between you and The Toronto-Dominion Bank.

The requested change has been made throughout the document, except in the sections of the body of the document which describe the stockholders agreement, where references to this document are clear from their context.

3.	Please revise the forepart of your document to comply with the plain English rules and guidelines. In particular, we note the excessive use of parenthetical phrases, legalese, long and overly complex sentence structure and repetition, much of which seems relates to explaining fully and often aspects of the pricing and merger consideration that are more appropriate in the main section. The summary, by its nature, is an overview and should not contain excessive details or qualifications.

The requested changes have been made in the Summary, particularly in the sections dealing with the merger consideration. It is believed that the information currently contained in the Summary in this regard is the minimum that should be provided to shareholders in this section of the document.
Summary — page 2
4.	We note the new disclosure on pages 3-4 in response to comment 3 of our letter dated October 12, 2005. As we requested in that comment, please disclose on page 2 the following information:

Jessica Livingston
December 1, 20005

•	the price per share of Hudson United and the aggregate price for all shares of Hudson United as of July 11, 2005 and the prospectus date;

•	the appropriate percentage ownership of Hudson United shareholders, TD Banknorth shareholders, The Toronto-Dominion Bank and officers and directors in the surviving entity; and

•	the number of shares that you will use to purchase the stock of Hudson United and the amount of cash that you will use to purchase the stock of Hudson United.
The price per share of Hudson United common stock and the aggregate price for all shares of Hudson United common stock at July 11, 2005 and a date a short time prior to the printing of the document is set forth in the second paragraph under the table on page 3. The approximate percentage ownership of Hudson United shareholders, TD Banknorth shareholders, The Toronto-Dominion Bank and officers and directors in the surviving entity has been moved from page 3 to a separate section “Ownership of TD Banknorth following the merger and the TD Banknorth stock sale” on page 5. It is believed that this information should follow the sections describing the merger and the TD Banknorth stock sale as both affect pro forma ownership. The number of shares that will be issued by TD Banknorth to purchase the stock of Hudson United and the amount of cash that TD Banknorth will use to purchase the stock of Hudson United are contained in the first paragraph under “A Hudson United shareholder will have the opportunity...” on page 3. It is believed that this is the most appropriate place to include this information as it affects elections by Hudson United shareholders. As discussed with the staff, it simply is not possible to put all of the requested information on page 2 and TD Banknorth and Hudson United believe that the existing presentation is both logically presented and consistent with documents relating to similar transactions. Although not on the first page of the Summary, all the requested information is in the first few pages of the Summary.
Hudson United will Merger, page 2
5.	We note your response to comment 8 of our letter dated October 12, 2005. Please clarify that the merger will be accomplished thought the acquisition of all of the outstanding stock of Hudson United. Please state that after the merger TD Banknorth will continue to be controlled by The Toronto Dominion Bank. Also, consider placing the lengthy disclosure currently under the second summary subsection under two or more informatively-titled subheadings.

The requested disclosures have been made on page 2, and the second subsection in the Summary has been shortened and split into other sections.

Jessica Livingston
December 1, 20005

Upon Completion of the Merger, page 2
6.	We note your response to Comment 10 of our letter dated October 12, 2005. Please consider including in the table the price as of the date of the prospectus. Please explain to us the basis for using in the table, on page 3, “hypothetical prices” ranging from $22.47 to $37.45 instead of using actual historic prices for the past year which have ranged from $26.00 to $32.35.

The information in the table on page 3 is based on the pre-announcement market price of the TD Banknorth common stock and prices which are based on 5% increments from that price (up to a 25% increase or decrease in the stock price). Comparable information is provided with respect to the price as of a date which is a short time prior to the printing of the document, and again as of July 11, 2005, the merger announcement date, in the disclosure which immediately follows the table and related disclosure. The hypothetical prices represent a broader range than the actual historic prices in the past year and thus are believed to provide more meaningful disclosure to shareholders than a more limited range in view of the fact that it is impossible to predict market prices. The lead-in to the table makes clear that it is based on hypothetical prices, as does the disclosure in the immediately succeeding paragraph. A cross reference to the historical prices of the TD Banknorth also has been added to the lead-in to this table.
TD Banknorth will sell shares...to The Toronto-Dominion Bank, page 4
7.	We note your changes to this section. Please revise this section as follows:
•	disclose the range of market prices during the past year both before and after July 11, 2005;

Because of the effects on the TD Banknorth stock price of The Toronto-Dominion Bank’s acquisition of a majority interest in TD Banknorth effective March 1, 2005, information about the price of the TD Banknorth common stock prior to that time is misleading in this context. Price information subsequent to the acquisition date has been included, however, as has a cross reference to more detailed price information both before and after the merger announcement date under “Market for Common Stock and Dividends.” See the second paragraph under “TD Banknorth will sell shares of TD Banknorth common stock...” on page 4.

•	as we requested in comment 9 of our letter dated October 12, 2005, expand your statement on page 5, that you fixed the sale price to The Toronto-Dominion Bank because you both wanted to “evaluate the financial terms of the merger” to explain what you mean by that phrase;

Jessica Livingston
December 1, 20005

The requested disclosure has been modified and expanded in the third paragraph under “TD Banknorth will sell shares of TD Banknorth common stock...” on page 4.

•	clarify why you fixed the price for the sale of stock to The Toronto-Dominion Bank but did not fix the price for the purchase of stock from Hudson United; and

The aggregate cash consideration and aggregate number of shares of TD Banknorth common stock to be issued in the merger are essentially fixed by the terms of the merger agreement. As stated in the third paragraph under “TD Banknorth will sell shares of TD Banknorth common stock...” on pages 4-5, however, the actual price to be received by Hudson United shareholders was not fixed in the merger agreement in order to ensure that these shareholders would receive the same value at the time of the completion of the merger whether they received cash, stock or a combination thereof. Many transactions have been structured in this manner for this reason, and it is respectfully submitted that there is simply nothing more to be explained in this regard.

•	revise your statement regarding The Toronto-Dominion Bank’s percentage of ownership to disclose what the percentage would have been after the merger without the stock purchase of 29.6 million shares.

The requested disclosure has been included in the third paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 6.
The Toronto-Dominion Bank’s Relationship to TD Banknorth, page 5
8.	We note your response to Comment 9 of our letter dated October 12, 2005. Please revise this section as follows:
•	explain the role, if any, of The Toronto-Dominion Bank in the decision to pay part of the consideration in cash;

The requested disclosure has been included in the second paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 5.

•	explain your statement that offering “a substantial cash component...is more favorable to TD Banknorth from a financial point of view;”

The requested disclosure has been included in the second paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on pages 5-6.

Jessica Livingston
December 1, 20005

•	as we previously requested in comment 9, disclose whether you considered alternative means of raising the capital such as issuing debt;

The requested disclosure has been included at the end of the third paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 6.

•	as we previously requested in comment 9, disclose the extent to which The Toronto-Dominion Bank alone can determine who serves on your board;

The requested disclosure has been included at the beginning of the last paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 6.

•	expand your discussion of conflict of interest to acknowledge that the interest of The Toronto-Dominion Bank may be different from those of other shareholders of TD; and

The requested disclosure has been included at the beginning of the last paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 6.

•	revise your discussion of the Lehman fairness opinion to disclose that the opinion only stated the price was fair as of July 2005 not as of the closing date of the merger.

Disclosure has been added to make clear that the fairness opinion is as of the date of execution of the merger agreement. See the end of the last paragraph under “The Toronto-Dominion Bank’s relationship to TD Banknorth and role in the acquisition of Hudson United” on page 6. Because this sentence simply refers to the section on the fairness opinions on the next page and the disclaimers regarding the fairness opinions not speaking as of the time of completion of the transactions are contained there, under “Risk Factors” and under “Opinions of TD Banknorth’s Financial Advisor” and “Opinion of Hudson United’s Financial Advisor,” it has not been repeated here.
Shareholders of TD Banknorth and Hudson United have different rights, page 14
9.	Please revise the section to specifically address the effective role of shareholders in the election of directors.

The last sentence of this section on page 15 has been revised to make clear that The Toronto-Dominion Bank’s ownership position gives it the ability to elect directors of TD Banknorth.

Jessica Livingston
December 1, 20005

The Toronto-Dominion Bank and TD Banknorth are parties to a stockholders agreement, page 15
10.	Please revise the section as follows:
•	disclose that the parties can agree to amend the agreement in any way they deem appropriate; and

•	disclose that the parties may terminate the agreement at any time by mutual agreement.
The requested disclosure has been included under “- Termination; Amendment; Waiver” on pages 17 and 123.
Background of the Merger, page 36
11.	We note your response to comment 32 of our letter dated October 12, 2005. As we requested, please discuss whether or not you considered any alternatives, such as issuing debt, to fund the cash payment by selling stock to The Toronto-Dominion Bank.

The requested disclosure has been included at the end of the fourth paragraph from the end of the “ — Background of the Merger” on page 41.

12.	We note your response to comment 34 of our letter dated October 12, 2005. Please explain on page 37 the reasons:
•	you offered to pay the entire consideration in cash and explain clearly why it was more favorable to you than offering stock; and

The requested disclosure has been included in the eleventh paragraph under “— Background of the Merger” on page 38.

•	Hudson United rejected an all cash deal at a fixed price.

The Hudson United board did not reject TD Banknorth’s all cash offer, and instead had a preference for a stock/cash transaction and instructed KBW to negotiate such a transaction for the reasons described in the twelfth paragraph under “- Background of the Merger” on pages 38-39.

Jessica Livingston
December 1, 20005

TD Banknorth’s Reasons for the Merger, page 40
13.	We note the references here and elsewhere to cost savings. Please disclose in an appropriate place the categories of cost savings involved and quantify the estimated savings in each category.

The section “- Operations of TD Banknorth After the Merger” beginning on page 99 has been expanded to disclose the amount and categories of expected cost savings. A cross reference to this section has been added on page 42.

14.	Expand the last bullet point at the top of page 42, to explain the risk to you of a decrease in your stock price.

The requested disclosure has been included in the second bullet point under “- Strategic and Integration Considerations — Attractive Markets” on page 43.
Hudson United’s Reasons for the Merger, page 42
15.	Please discuss in detail the following:
•	explain why the board rejected an all cash deal at a fixed price in favor of a cash and stock deal at the same price initially but subject to changes in the market price;

The requested disclosure has been added in the section “Background of the Merger” in the twelfth paragraph on pages 38-39 and under “Hudson United’s Reasons for the Merger” in a new second paragraph in this section on pages 43-44.

•	explain why the board did not obtain projections from TD Banknorth of its income, earnings per share and other financial data over the next two fiscal years as TD Banknorth obtained projections from Hudson United;

The requested disclosure has been added under “Hudson United’s Reasons for the Merger” in a new third paragraph of this section on page 44.

•	explain how the board made its determinations to reject an all cash deal and to recommend the current transaction without the projections; and

The requested disclosure has been added under “Hudson United’s Reasons for the Merger” in a new third paragraph of this section on page 44.

•	clarify what prospective information was provided to Hudson United and referenced on page 44.

Jessica Livingston
December 1, 20005

No prospective information was provided to Hudson United except as discussed under “Hudson United’s Reasons for the Merger” in a new third paragraph of this section on page 44.
Historical Share Price Analysis for TD Banknorth, page 52
16.	We note your response to comment 40 of our letter dated October 12, 2005. Please revise this section to make it more
•	revise the caption to clarify that this analysis applies to the sale of stock to Toronto-Dominion;

The requested change has not been made because the analysis in this section applies to both transactions. The first paragraph in this section applies to both transactions, while the following paragraphs apply only to the TD Banknorth stock sale. A new first paragraph under “- Historical Share Price Analysis” on page 54 makes this clear.

•	explain whether Lehman considered the appropriateness of a control premium;

The requested disclosure has been included in the fourth paragraph under “- Historical Share Price Analysis for TD Banknorth” on page 55.

•	explain how Lehman accounted for setting a price at market value in July for a transaction to take place many months later; and

As explained in the third paragraph under “- Historical Share Price Analysis for TD Banknorth” on page 54, the stockholders agreement gives The Toronto-Dominion Bank the right to purchase securities from TD Banknorth at a contractual purchase price at the time such securities issuance is approved by the board of directors of TD Banknorth. Such issuance was approved by TD Banknorth’s board in July shortly prior to the announcement of the merger agreement. In addition, as stated several times throughout the document, the Lehman Brothers opinions speak only as of their date and do not reflect changes that may occur or may have occurred after July 11, 2005. Accordingly, the July 11, 2005 opinions may not accurately address, from a financial point of view, the fairness to TD Banknorth of the merger consideration to be paid by TD Banknorth or the fairness of the purchase price to be received by TD Banknorth in the TD Banknorth stock sale to TD Banknorth, and accordingly to TD Banknorth’s shareholders other than The Toronto-Dominion Bank, at the time these transactions are completed.

•	explain why Lehman Brother did not consider debt alternatives.

Jessica Livingston
December 1, 20005

The requested disclosure has been included in the fifth paragraph under “- Historical Share Price Analysis for TD Banknorth” on page 55.
Comparison of Shareholders Rights, page 127
17.	We note your response to comment 58 of our letter dated October 12, 2005. Please change your description of the section, on page 127, from a summary of the “more significant differences” to summarize all material differences. Please revise this section to make it more understandable including the following:
•	identify, on page 127, where separate approval of independent directors is required and indicate the circumstances under which this provision of the stockholders agreement can be amended by The Toronto-Dominion Bank and TD Banknorth; and

•	provide more detail as to the “designated independent directors.”

The requested change describing the section as a summary of the material differences in shareholder rights has been made on page 127. An expanded discussion of the designated independent directors, which notes the circumstances when separate approval of the designated independent directors is required, has been added on page 128. Disclosure regarding the manner by which the stockholders agreement may be amended has been included under “- Termination; Amendment; Waiver” in the sections of the Summary and the body of the document which describe this agreement, which are on pages 17 and 123, respectively.

Jessica Livingston
December 1, 20005

* * *
     TD Banknorth will provide a statement acknowledging the requested “Tandy” information in its request for acceleration of the effective time of the registration statement.
     It would be greatly appreciated if the staff would review the enclosed Amendment as soon as practicable. In this regard, we respectfully request that the staff review the Amendment in time to enable TD Banknorth to respond to any additional comments which it may have and to permit the subject Registration Statement to go effective as early as possible.
     As always, the staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Gerard L. Hawkins

Gerard L. Hawkins

cc:	Jonathan E. Gottlieb
Nancy E. Maloney
Joyce A. Sweeney